CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Tahoe Resources Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Tahoe Resources Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of operations and total comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control over Financial Reporting
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2018 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
February 22, 2018

We have served as the Company's auditor since 2012.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Tahoe Resources Inc. (“the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of, the President and Chief Executive Officer and the Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

I.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

II.
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s directors; and

III.
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2017, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting, as of December 31, 2017, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as at and for the years ended December 31, 2017 and 2016, as stated in their report which appears on the preceding page.

/s/Ron Clayton	/s/Elizabeth McGregor

Ron Clayton	Elizabeth McGregor
President and Chief Executive Officer	Vice President and Chief Financial Officer

Reno, Nevada
February 22, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Tahoe Resources Inc.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Tahoe Resources Inc. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Canadian generally accepted auditing standards, the consolidated financial statements as at and for the year ended December 31, 2017, of the Company and our report dated February 22, 2018, expressed an unmodified/unqualified opinion on those financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
February 22, 2018

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of United States dollars)

	Notes	December 31, 2017	December 31, 2016
ASSETS
Current
Cash and cash equivalents	7	$125,665	$163,368
Trade and other receivables	8	39,617	64,646
Inventories	9	128,381	126,618
Other		5,412	4,810
		299,075	359,442
Non-current
Mineral interests, plant and equipment	10	2,616,789	2,556,953
Sales tax and other receivables		47,196	36,107
Restricted cash		5,124	4,672
Deferred tax asset	20b	369	1,994
Goodwill	10a	112,085	112,085
		2,781,563	2,711,811
Total Assets		$3,080,638	$3,071,253
LIABILITIES
Current
Accounts payable and accrued liabilities	11	$110,084	$129,170
Current portion of long-term debt	12	35,000	—
Lease obligations	13	6,146	8,696
Income tax payable		2,277	10,733
Other		2,323	1,837
		155,830	150,436
Non-current
Lease obligations	13	1,608	7,250
Long-term debt	12	—	35,000
Reclamation provision	14	62,569	64,219
Deferred tax liability	20b	230,184	236,175
Other		5,559	6,019
Total Liabilities		455,750	499,099
SHAREHOLDERS’ EQUITY
Share capital	19e	2,788,234	2,775,068
Share-based payment reserve	19	20,090	18,629
Deficit		(183,436)	(221,543)
Total Shareholders’ Equity		2,624,888	2,572,154
Total Liabilities and Shareholders’ Equity		$3,080,638	$3,071,253
Commitments and Contingencies (notes 25b and 27), Subsequent events (note 29)
APPROVED BY THE DIRECTORS

“Ron Clayton”	“Dan Rovig”
Ron Clayton	Dan Rovig
PRESIDENT AND CEO	LEAD INDEPENDENT DIRECTOR

See accompanying notes to the consolidated financial statements.
Consolidated Financial Statements 1

CONSOLIDATED STATEMENTS
OF OPERATIONS AND TOTAL COMPREHENSIVE INCOME
(Expressed in thousands of United States dollars, except per share and share information)

			Years Ended
			December 31,
	Notes	2017	2016
Revenues	15,23	$733,557	$784,503
Operating costs
Production costs	16,23	348,146	332,721
Royalties	23	15,570	22,913
Care and maintenance	17,23	24,855	—
Depreciation and depletion	23	153,016	124,744
Total operating costs		541,587	480,378
Mine operating earnings	23	191,970	304,125

Other operating expenses
Exploration		18,522	14,350
General and administrative	18	45,788	47,507
Total other operating expenses		64,310	61,857
Earnings from operations		127,660	242,268

Other expense (income)
Interest income		(743)	(150)
Interest expense		3,282	3,644
Loss on debenture conversion	6	—	32,304
Foreign exchange loss		2,441	435
Other expense (income)		2,853	(2,697)
Total other expense		7,833	33,536

Earnings before income taxes		119,827	208,732
Current income tax expense	20	42,400	70,654
Deferred income tax (recovery) expense	20	(4,366)	20,202
Earnings and total comprehensive income		$81,793	$117,876

Earnings per share
Basic	21	$0.26	$0.41
Diluted	21	$0.26	$0.41

Weighted average shares outstanding
Basic	21	312,804,323	289,726,501
Diluted	21	312,833,500	289,988,046

See accompanying notes to the consolidated financial statements.
2Tahoe Resources Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

			Years Ended
			December 31,
	Notes	2017	2016
OPERATING ACTIVITIES
Earnings for the year		$81,793	$117,876
Adjustments for:
Interest expense		3,284	3,644
Payment on extinguishment of currency swap		—	(1,939)
Income tax expense	20	38,034	90,856
Items not involving cash:
Depreciation and depletion		152,536	128,072
Loss on disposition of plant and equipment		1,026	451
Gain on currency swap		—	(803)
Share-based payments	19	5,483	7,224
Shares issued as transaction costs		—	5,332
Unrealized foreign exchange loss		2,218	539
Loss on debenture conversion	6	—	32,304
Accretion	14	2,640	2,370
Cash provided by operating activities before changes in working capital		287,014	385,926
Changes in working capital	22	8,243	(67,556)
Cash provided by operating activities		295,257	318,370
Income taxes paid		(60,993)	(68,916)
Net cash provided by operating activities		234,264	249,454

INVESTING ACTIVITIES
Additions to mineral interests, plant and equipment		(224,089)	(190,885)
Cash acquired through acquisition	6	—	70,187
Net cash used in investing activities		(224,089)	(120,698)

FINANCING ACTIVITIES
Proceeds from issuance of common shares on exercise of share options		914	19,790
Dividends paid to shareholders	21	(35,697)	(67,044)
Loan origination fees and other		(671)	(403)
Interest paid		(2,614)	(2,989)
Payments on finance leases		(9,455)	(22,266)
Net cash used in financing activities		(47,523)	(72,912)

Effect of exchange rates on cash and cash equivalents		(355)	(1,143)
Increase (decrease) in cash and cash equivalents		(37,703)	54,701
Cash and cash equivalents, beginning of year		163,368	108,667
Cash and cash equivalents, end of year	7	$125,665	$163,368
Supplemental cash flow information (note 22)

See accompanying notes to the consolidated financial statements.
Consolidated Financial Statements 3

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of United States dollars, except share information)

	Notes	Number of Shares	Share Capital	Reserves	Deficit	Total
At January 1, 2017		311,362,031	$2,775,068	$18,629	$(221,543)	$2,572,154
Earnings and comprehensive income		—	—	—	81,793	81,793
Shares issued under the Share Plan	19	290,750	3,838	(3,182)	—	656
Shares issued on exercise of share options	19	112,136	1,339	(425)	—	914
Share-based payments	19	—	—	5,068	—	5,068
Dividends paid to shareholders	21	1,010,844	7,989	—	(43,686)	(35,697)
At December 31, 2017		312,775,761	$2,788,234	$20,090	$(183,436)	$2,624,888

	Notes	Number of Shares	Share Capital	Reserves	Deficit	Total
At January 1, 2016		227,401,681	$1,914,676	$19,372	$(270,017)	$1,664,031
Earnings and comprehensive loss		—	—	—	117,876	117,876
Shares issued under the Share Plan	19	244,000	3,729	(2,942)	—	787
Shares issued as transaction costs	6	455,019	5,332	—		5,332
Shares issued on acquisition of Lake Shore Gold	6	69,239,629	676,670	8,436	—	685,106
Shares issued on conversion of Performance Share Units (“PSUs”) on acquisition of Lake Shore Gold	6	211,442	2,131	—	—	2,131
Shares issued on conversion and redemption of convertible debentures	6	10,733,675	137,997	—	—	137,997
Shares issued on exercise of share options	19	2,819,838	32,175	(12,385)	—	19,790
Share-based payments	19	—	—	6,148	—	6,148
Dividends paid to shareholders	21	256,747	2,358	—	(69,402)	(67,044)
At December 31, 2016		311,362,031	$2,775,068	$18,629	$(221,543)	$2,572,154

See accompanying notes to the consolidated financial statements.
4Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States dollars, except as otherwise stated)
Years ended December 31, 2017 and 2016

1.	OPERATIONS
Tahoe Resources Inc. (“Tahoe”) was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. These audited annual consolidated financial statements (“consolidated financial statements”) include the accounts of Tahoe and its subsidiaries (together referred to as the “Company”). The Company’s principal business activities are the operation of mineral properties for the mining of precious metals and the exploration, development and acquisition of mineral interests in the Americas.
The Company’s registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7, Canada.
The Company’s Board of Directors authorized issuance of these consolidated financial statements on February 22, 2018.

2.	BASIS OF PREPARATION
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) effective as of December 31, 2017. IFRS includes IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”).

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of measurement
The consolidated financial statements have been prepared on an historical cost basis, except for certain financial instruments, which are measured at fair value through profit or loss (“FVTPL”), as explained in the accounting policies set out below. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

b)	Currency of presentation
The consolidated financial statements are presented in United States dollars (“USD”), which is the functional and presentation currency of the Company and all of its subsidiaries. Certain values are presented in Canadian dollars and described as CAD.

c)	Basis of consolidation
The accounts of the subsidiaries controlled by the Company are included in the consolidated financial statements from the date that control commenced until the date that control ceases. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.
An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. The Company is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee. If the Company holds less than 20% of the voting power, other relevant factors are examined by the Company to determine whether it has significant influence.
The factors that may enable the exercise of significant influence include but are not limited to: the proportion of seats on the board of directors being assigned to the Company; the nature of the business decisions that require unanimous consent of the directors; the ability to influence the operating, strategic and financing decisions; and the existing ownership composition regarding the Company’s ability to exercise significant influence.

Consolidated Financial Statements 5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The principal subsidiaries (operating mine sites and projects) of the Company and their geographic locations at December 31, 2017 were as follows:

Direct Parent Company	Location	Ownership Percentage	Mining Properties and Development Projects Owned
Minera San Rafael, S.A.	Guatemala	100%	El Escobal mine
La Arena S.A.	Peru	100%	La Arena mine
			La Arena II Project
Shahuindo S.A.C.	Peru	100%	Shahuindo mine
Lake Shore Gold Corp.	Canada	100%	Bell Creek mine,
		100%	Timmins West mine,
		100%	Fenn-Gib Project
Temex Resources Corp.	Canada	100%	Juby Project
		79%	Whitney Project
During the year ended December 31, 2016, the Company divested of its ownership interest in Northern Superior Resources which was acquired on April 1, 2016 as part of the Lake Shore Gold acquisition and previously accounted for using the equity method. A gain of $1,059 was recognized in the consolidated statements of operations and total comprehensive income for the year ended December 31, 2016.
Intercompany assets, liabilities, equity, income, expenses and cash flows arising from intercompany transactions are eliminated in full on consolidation.

d)	Foreign currency translation
Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in foreign currencies are not re-translated. Total foreign exchange gains and losses are recognized in earnings. The unrealized portion of foreign exchange gains and losses are disclosed separately in the consolidated statements of cash flows.

e)	Business Combinations
A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs, including non- current assets, and processes, including operational processes that, when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.
Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.
The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs are expensed as incurred.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional

6Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.
Non-controlling interests (“NCI”) are the equity in a subsidiary not attributable, directly or indirectly, to a parent. NCI are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. Goodwill is recognized as the sum of the total consideration (acquisition date fair value) transferred by the Company, including contingent consideration and the NCI in the acquiree, less the fair value of net assets acquired.
Goodwill
Goodwill typically arises on the Company’s acquisitions due to: i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; and ii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.
Goodwill is not amortized. The Company performs an impairment test for goodwill annually and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a mine site or project, which is the cash-generating unit, to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the mine site to nil and then to the other assets of the mine site based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods.
Upon disposal or abandonment of a mine site or project to which goodwill has been attributed, the carrying amount of goodwill allocated to that mine site is derecognized and included in the calculation of the gain or loss on disposal or abandonment.

f)	Cash and cash equivalents and restricted cash
Cash and cash equivalents comprise cash balances and deposits with maturities of 90 days or less. Restricted cash comprises cash balances which are restricted from being immediately exchanged or used to settle a transaction and can be classified as either a current or non-current asset depending on the terms of the restriction(s).

g)	Inventories
Finished goods, work-in-process, heap leach ore and stockpiled ore are measured at the lower of average cost or net realizable value. Net realizable value ("NRV") is calculated as the estimated price at the time of sale based on prevailing metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.
Ore extracted from the mine may be stockpiled and subsequently processed into finished goods (gold and by-products in doré or silver and by-products in concentrate form). The costs of finished goods represent the costs of work-in process inventories incurred prior to the sale of doré or concentrate. Costs are included in inventory based on current costs incurred to produce doré and concentrate, including applicable depreciation and depletion of mining interests, and removed at the cost per ounce of doré produced (gold) or cost per tonne of concentrate produced (silver and by-products).
The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process at the La Arena and Shahuindo mines. Costs are included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion of mining interests, and removed from heap leach ore inventory as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the estimated grade of ore placed on the leach pads, and an estimated recovery percentage.
Supplies are measured at average cost. In the event that the net realizable value of the finished product is lower than the expected cost of the finished product, the supplies used in the finished product are

Consolidated Financial Statements 7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

written down to net realizable value. Replacement costs of supplies are generally used as the best estimate of net realizable value.

h)	Mineral interests, plant and equipment
Mineral interests, plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.
On initial acquisition, mineral interests, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management. Land is stated at cost less any impairment in value and is not depreciated, and is included in non-depletable mineral interests. When provisions for closure and decommissioning are recognized, the corresponding cost is capitalized as part of the cost of the related assets, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in mineral interests, plant and equipment and depreciated accordingly.
Each asset or component’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economic viability of the mineral interests benefitting from its use, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed on a periodic basis. Changes in estimates are accounted for prospectively.
Borrowing costs directly relating to the financing of a qualifying project are added to the capitalized cost of those projects until such time as the assets are substantially ready for their intended use or sale which, in the case of mineral interests, is when commercial production is achieved.
Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.
Operational mineral interests and mine development
When it has been determined that a mineral interest can be economically developed, the costs incurred to develop such interest are capitalized.
Major development expenditures on producing mineral interests incurred to increase production or extend the life of the mine are capitalized while ongoing mining expenditures on producing mineral interests are charged against earnings as incurred.
Costs associated with commissioning activities are capitalized until the date the Company is ready to commence commercial production.
A mine is ready to commence commercial production when it is capable of operating at levels intended by management. The main criteria management uses to assess operating levels are:

•	Operational commissioning of major mine and plant components is complete;

•	Operating results are being achieved consistently for a period of time;

•	Indicators that these operating results will continue; and

•	Other factors which can include:

◦	Significant milestones for the development of the mineral interests have been achieved;

◦	A significant portion of plant/mill/pad capacity has been achieved;

◦	A significant portion of available funding is directed towards operating activities rather than capital projects; or

◦	A pre-determined, reasonable period of time has passed.
Management may use additional criteria to determine mine-specific operating levels for commercial production.
Any revenues earned during this period are recorded as a reduction in construction capital. These costs are amortized using the units-of-production method (“UOP”) over the life of the mine, commencing on the date of commercial production.
Costs related to the acquisition of land and mineral rights are capitalized as incurred.

8Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress is not depreciated. Once the asset is complete and available for use it is transferred to mineral interests, plant and equipment and depreciation commences.
Deferred Stripping
In open pit mining operations, it is necessary to remove mine waste materials or overburden to gain access to mineral ore deposits. Stripping costs incurred during the development phase of the mine (prior to commercial production) are capitalized and deferred as part of the cost of building, developing and constructing the mine (included in mineral interests) if the costs relate to anticipated future benefits and meet the definition of an asset. Once commercial production begins, the capitalized stripping costs are amortized using the units of production (“UOP”) method over the estimated life of the component to which they pertain.
During the production phase, to the extent the benefit from the stripping activity is realized in the form of inventory produced, the stripping costs are considered variable production costs and are included in the costs of the inventory during the period in which they are incurred. If the benefit from the stripping activity during the production phase provides access to deeper levels of material that will be mined in future periods, the stripping costs, including directly attributable overhead costs, are capitalized as part of mineral interests and amortized using the UOP method over the estimated life of the component to which they pertain. Stripping costs during the production phase are recognized as an asset if all the following criteria are met:

•	It is possible that the future benefit, i.e. improved access to the ore body, associated with the stripping activity will flow to the entity;

•	The Company can identify the component of the ore body for which access has been improved; and

•	The stripping activity costs associated with the component can be measured reliably.
Stripping activity occurs on separately identifiable components of the open pit and the amount capitalized is calculated by multiplying the tonnes removed for stripping purposes from each identifiable component during the period by the mining cost per tonne. If the stripping costs cannot be attributed to a separately identifiable component, they are allocated to inventory and mineral interests based on the actual waste-to-ore ratio (“strip ratio”) of material extracted compared to the estimated strip ratio.
Depreciation of mineral interests, plant and equipment
The carrying amounts of mineral interests, plant and equipment are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine, if shorter. Estimates of residual values and useful lives are reviewed on a periodic basis and any change in estimate is taken into account in the determination of remaining depreciation charges, and adjusted if appropriate, at each reporting period. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation commences on the date when the asset is available for use as intended by management.
Units of production basis (“UOP”)
For mineral interests and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a UOP basis. In applying the UOP method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on life-of-mine reserves and, if appropriate, a portion of the resources where it is considered highly probable that those mineral resources will be economically extracted.
Upon declaration of commercial production, the carrying amounts of mineral interests are depleted using the UOP over the estimated life of mine based on proven and probable mineral reserves and, if appropriate, the portion of mineral resources where it is considered highly probable that those mineral resources will be economically extracted. Economic extraction is considered highly probable for those mineral resources where sufficient drill data exists, geologic interpretation has been undertaken and management has included the mineral resources in the life of mine plan. The life of mine plan represents management’s best estimate of the future economic benefits expected to be obtained from the mineral properties and therefore the production levels contained in these plans may include mineral resources in each of the measured, indicated and/or inferred mineral resources category. The percentage of measured, indicated and/or inferred mineral resources to be included in the estimated recoverable

Consolidated Financial Statements 9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

ounces of a mining property and depleted using the unit-of-production method is determined on a site by site basis using the most current life of mine plan for each site and includes considerations of the following factors:

•
The Company’s history of converting mineral resources to mineral reserves at its operations has ranged from 40% to 80%; the Company recognizes past performance may not be indicative of future mineral resource to mineral reserve conversion rates;

•	The type of deposit(s) at each mine site; and

•	The geological characteristics of the ore body and its impact to the costs related to the access of the resources.
At sites where there is a lower confidence of mineral resources or where production calculated in the life of mine models does not exceed the mineral reserves, no mineral resources are included in the estimated recoverable ounces for those sites.
If commercial production commences prior to the determination of proven and probable mineral reserves, depletion is calculated based on the mineable portion of the resource as defined in the life of mine plan.
For the years ended December 31, 2017 and 2016, all of the Company’s operating mines were depleted using the UOP method over the estimated life of mine based on proven and probable reserves and the portion of resources expected to be converted to mineral reserves (depletion at Shahuindo began May 1, 2016, the commencement of commercial production).
Straight line basis
For all other assets depreciation is recognized in earnings or loss on a straight line basis over the estimated useful lives of each part of an item (component), since this most closely reflects the expected pattern of consumption of economic benefits embodied in the asset. The estimated useful lives for assets and components that are depreciated on a straight line basis range from 2 to 20 years.

Depreciated Items	Useful Life
Computer equipment and software	2 - 5 years
Vehicles	3 - 5 years
Mining equipment	2 - 14 years
Ancillary facilities(1)	20 Years
Mineral interests and plant	UOP

(1)	The lessor of 20 years or life of mine (“LOM”).
Impairment and Disposal
At the end of each reporting period the Company reviews whether there is any indication that the assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in earnings or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit (“CGU”) to which the asset belongs.
Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in earnings or loss.
Where an item of mineral interests, plant and equipment is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as earnings or loss on disposal in the consolidated statements of operations and total comprehensive income (loss). Any items of mineral interests, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the financial year in which the item is derecognized.

10Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

i)	Exploration and evaluation assets
The cost of exploration and evaluation assets acquired through a business combination or an asset acquisition are capitalized, as are expenditures incurred for the acquisition of land and surface rights. All other exploration and evaluation expenditures are expensed as incurred, including those incurred before the Company has obtained the legal rights to explore an area of interest.
Capitalization of evaluation expenditures commences when the technical feasibility and commercial viability of a project has been reached and hence it is probable that future economic benefits will flow to the Company.
Capitalized exploration and evaluation costs are classified as non-depletable mineral interests within mineral interests, plant and equipment.
Corporate general and administrative costs related to exploration and evaluation assets are expensed as incurred.

j)	Leases
In addition to contracts which take the legal form of a lease, other significant contracts are assessed to determine whether, in substance, they are or contain a lease, if the contractual arrangement contains the use of a specific asset and the right to use that asset. Where the Company receives substantially all the risks and rewards of ownership of the asset, these assets are capitalized at the lower of the fair value of the lease asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is included within lease obligations and accretion expense is recognized over the term of the lease.
The Company will engage in sale and leaseback transactions as part of its financing strategy if and when it is deemed appropriate. Where a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term. Where a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss is recognized immediately. If the sales price is below fair value, the shortfall is recognized in income immediately, except that, if the loss is compensated for by future lease payments at below market prices, it is deferred and amortized in proportion to the lease payments over the period for which the asset is expected to be used. If the sale price is above fair value, the excess over fair value is deferred and amortized over the period the asset is expected to be used.
Operating leases are not capitalized and payments are included in the consolidated statements of operations and total comprehensive income (loss) on a straight-line basis over the term of the lease.

k)	Provision for site reclamation and closure costs
The Company recognizes a liability for site closure and reclamation costs in the period in which it is incurred for disturbance to date, if a reasonable estimate of costs can be made. The Company records the net present value of estimated future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets for that amount. Subsequently, these capitalized costs are amortized over the life of the related assets. At the end of each reporting period, the estimated net present value of reclamation and closure cost obligations is assessed to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial estimates.

l)	Financial instruments
Financial assets and liabilities are recognized when the Company or its subsidiaries become party to the contracts that give rise to them and are classified as loans and receivables, financial instruments at FVTPL, held-to-maturity, available for sale financial assets and other liabilities, as appropriate. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at FVTPL and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.
The Company ceases to recognize financial assets when the contractual rights to the cash flows from the assets expire, or it transfers the rights to receive the contractual cash flows on the financial assets in a transaction in which substantially all the risks and rewards of ownership of the financial assets are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset.

Consolidated Financial Statements 11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Other financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, current debt is measured at amortized cost using the effective interest method and the currency swap was measured at FVTPL.
Financial assets at fair value through profit or loss
Financial assets at FVTPL include financial assets held for trading and financial assets designated upon initial recognition as at FVTPL. A financial asset is classified in this category principally for the purpose of selling in the short term, or if so designated by management. The Company holds warrants in certain public companies; the warrants are considered derivatives and measured at fair value, with changes in fair value at each period end recorded in earnings. Transaction costs are expensed as incurred.
Available for sale financial assets
AFS financial assets are those non-derivative financial assets that are designated as such or are not classified as loans and receivables, held-to-maturity investments or financial assets at FVTPL. AFS financial assets are measured at fair value upon initial recognition and at each period end, with unrealized gains or losses being recognized as a separate component of equity in other comprehensive income (loss) until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in earnings. The Company classifies its investments in certain public companies as AFS.
Loans and receivables
Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost using the effective interest method. Gains and losses are recognized in the statement of operations and comprehensive income when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.
Other financial liabilities
Other financial liabilities, including loans and borrowings, are recognized initially at fair value, net of transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in earnings when the liabilities are derecognized as well as through the amortization process. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date, and are derecognized when, and only when, the Company’s obligations are discharged or they expire.
Derivative instruments
Derivative instruments, including embedded derivatives, are recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in the statement of operations and comprehensive income.
Fair values
The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and, pricing models.
Impairment of financial assets
Financial assets, other than those recorded at FVTPL, are assessed for indicators of impairment at each period end. A financial asset is considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investments have been adversely impacted.
If an available for sale asset is impaired, the change in fair value is transferred to earnings in the period, including cumulative gains or losses previously recognized in other comprehensive income (loss). Reversals of impairment in respect of equity instruments classified as available for sale are not recognized in earnings but included in other comprehensive income (loss).

12Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

m)	Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.
The Company offers a dividend reinvestment plan for its common shareholders. Participation is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. The common shares are issued from the Company’s treasury at a 3% discount to the average market price. The Company maintains the right to reduce or eliminate the discount at any time.
The company has suspended the active operation of its dividend reinvestment program effective August 8, 2017.

n)	Revenue recognition
Revenue is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to the Company; the sale price can be measured reliably; the Company has no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer.
Revenues and trade receivables on concentrate sales are subject to adjustment upon final settlement of metal prices, weights, and assays as of a date that is typically a few months after the shipment date. The Company records adjustments to concentrate revenues and trade receivables monthly based on quoted forward prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement. A portion of trade receivables are therefore measured at FVTPL and changes in value are recorded in revenues. Treatment and refining charges are netted against revenues from metal concentrate sales.
Revenues and trade receivables on doré sales are recorded at the time the refined metal is transferred to the customer’s account.
Until a mine is operating at the level intended by management, revenues will be offset against mineral interests, plant and equipment costs.

o)	Share-based payments
Share-based compensation arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions. If the fair value of the goods or services received cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.
The fair value of share-based compensation on the grant date to key management personnel and employees is recognized as an expense, with a corresponding increase in equity, over the period that the optionee becomes unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met.
The amount payable in respect of share appreciation rights ("SARs"), which are settled in cash, is recognized as an expense with a corresponding increase in liabilities over the period that the rights are exercisable. The liability is measured at each reporting date using the Black-Scholes option pricing model and is recorded at fair value.

p)	Income taxes
Income tax on the earnings or loss for the years presented comprises current and deferred tax. Income tax is recognized in earnings or loss in the statements of operations except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.
Current tax expense is the expected tax payable on the taxable income for the period, using tax rates substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.
Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences which arise on the

Consolidated Financial Statements 13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable earnings or loss. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet reporting date.
A deferred tax asset is recognized only to the extent that it is probable that future taxable earnings will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

q)	Earnings (loss) per share
The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year.
Diluted EPS is determined by adjusting the earnings (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

r)	Other comprehensive income (loss)
Other comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in net earnings such as unrealized gains and losses on financial assets classified as AFS, net of income taxes and gains or losses on certain derivative instruments.

s)	Employee benefits
The Company has defined contribution pension plans which cover certain of the Company’s employees. Under the provisions of the plans, the Company contributes a fixed percentage of the employees’ salaries to the pension plans. The employees are able to direct the contributions into a variety of investment funds offered by the plans. Pension costs associated with the Company’s required contributions under the plans are recognized as an expense when the employees have rendered service entitling them to the contribution and are charged to earnings or loss, or capitalized to mining interests for employees directly involved in the specific projects. The Company has no further legal or constructive obligation once the contributions have been paid.

t)	Investments in associates
The Company’s investments in associates are accounted for using the equity method of accounting. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of associates are recognized in earnings during the period.
After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on the Company’s investment in an associate. The Company determines at each statement of financial position date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in earnings. When a group entity transacts with an associate of the Company, profits and losses are eliminated to the extent of the Company’s interest in the relevant associate.

u)	Care and Maintenance costs
Under certain circumstances the Company’s operations may be placed on Care and Maintenance status. During such times costs associated with maintaining the mine will be aggregated and reflected on the statement of operations in a separate line. These costs will be reported separately from production costs and will include all necessary costs to sustain the operations during these periods.

14Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

4.	CHANGES IN ACCOUNTING POLICIES AND STANDARDS

a)	Application of new or amended accounting standards effective January 1, 2017
New or amended standards adopted in the Company’s consolidated financial statements.
The Company has adopted the following new or amended IFRS standards for annual periods beginning on or after January 1, 2017. The Company has determined there to be no material impact on the consolidated financial statements upon adoption:
IAS 7 – Statement of Cash Flows; and

•	IAS 12 – Income Taxes.

b)	Future accounting standards and interpretations
A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2017, and have not been applied in preparing these consolidated financial statements.
The Company has evaluated or is currently evaluating the impact the following standards are expected to have on its consolidated financial statements:

i.	New or amended standards effective January 1, 2018 and thereafter.

•	IFRS 9 – Financial Instruments;

•	IFRS 15 – Revenue from Contracts with Customers; and

•	IFRS 16 – Leases.
In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments” (“IFRS 9”), which replaces IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 is effective for annual periods beginning on or after January 1, 2018.
IFRS 9 provides a revised model for classification and measurement of financial assets, including a new “expected credit loss” impairment model. The revised model for classifying financial assets results in classification according to their contractual cash flow characteristics and the business models under which they are held. IFRS 9 introduces a reformed approach to hedge accounting. IFRS 9 also largely retains the existing requirements in IAS 39 for the classification of financial liabilities.
The Company will adopt IFRS 9 for the annual period beginning January 1, 2018 on a retrospective basis, using certain available transitional provisions.
The Company has completed its assessment of the impact of IFRS 9 and does not expect the new standard to have a material impact on the consolidated financial statements.
In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”). IFRS 15 replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets from Customers” and SIC 31 “Revenue - Barter Transactions Involving Advertising Services”, and is effective for annual periods beginning on or after January 1, 2018.
The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract‐based five‐step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.
The Company will adopt IFRS 15 for the annual period beginning January 1, 2018 using the modified retrospective approach. Under this approach, the Company will recognize transitional adjustments in retained earnings on the date of adoption

Consolidated Financial Statements 15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

(January 1, 2018), without restating the comparative financial statements on a retrospective basis.
The Company has completed its assessment of the impact of IFRS 15 and does not expect the new standard to have a material impact on the consolidated financial statements and there is no material impact at January 1, 2018.
IFRS 16 was issued by the IASB on January 13, 2016, and will replace IAS 17, Leases. The new Standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted if IFRS 15, Revenue from Contracts with Customers, has been applied. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

5.	CRITICAL JUDGMENTS AND ESTIMATES IN APPLYING ACCOUNTING POLICIES
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, contingent liabilities, income and expenses. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and applied prospectively.

a)	Judgments

i.	Commercial Production
In order to declare commercial production, a mine must be able to operate at levels intended by management. Prior to commercial production costs incurred are capitalized as part of the cost of placing the asset into service and proceeds from the sale of concentrates and doré are offset against the costs capitalized. Subsequent to the declaration of commercial production depletion of the costs incurred begins. Management considers several criteria in determining when a mine is operating at levels intended, and is therefore in commercial production.

ii.	Functional Currency
The functional currency for each of the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that for each subsidiary the functional currency is the United States dollar. When determining the functional currency certain judgments may be involved to assess the primary economic environment in which the entity operates. If there is a change in events or conditions which determined the primary economic environment, the Company reevaluates the functional currency for each of the subsidiary impacted.

iii.	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs.
The Company makes determinations whether development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, economic assessments and existing permits for the life of mine plan. The estimates contained within these criteria could change over time which could affect the economic recoverability of capitalized costs.

b)	Estimates

i.	Revenue recognition
As is customary in the industry, revenue on provisionally priced concentrate sales is recognized based on relevant forward market prices. At each reporting period, provisionally priced concentrate sales are marked to market based on the estimated forward price for the quotational period stipulated in the contract. The adjustment to provisionally priced metal sold is included in concentrate revenue.

ii.	Estimated material in the Mineral Reserves

16Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The figures for Mineral Reserves and Mineral Resources are determined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), issued by the Canadian Securities Administrators. NI 43-101 articulates the standards of disclosure for mineral projects including rules relating to the determination of Mineral Reserves and Mineral Resources. Management assesses the estimated Mineral Reserves and Mineral Resources used in the calculation of depletion at least annually, or whenever facts and circumstances warrant that an assessment should be made. Changes to estimates of Mineral Reserves and Mineral Resources and depletable costs including changes resulting from revisions to the Company's mine plans and changes in metal price forecasts can result in a change in future depletion rates.
Where commercial production has commenced but proven and probable reserves have yet to be established, the carrying amounts of the Company’s depletable mineral interests are depleted based on the mineable portion of measured and indicated resources.

iii.	Determination of Useful Lives
Plant and equipment other than mineral interests are depreciated using the straight-line method based on the specific asset’s useful life. Should the actual useful life of the plant or equipment vary from the initial estimation, future depreciation charges may change. Should the componentization of these like assets change, depreciation charges may vary materially in the future.

iv.	Impairment charges
At the end of each reporting period, the Company assesses whether any indication of impairment exists. Where an indicator of impairment exists, an impairment analysis is performed. The impairment analysis requires the use of estimates and assumptions including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax positions taken. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the individual assets or CGUs. In such circumstances, some or all of the carrying value of the assets or CGUs may be further impaired or the impairment charge reduced with the impact recorded in the consolidated statements of operations and comprehensive income (loss).

v.	Reclamation provision and site closure costs
The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant environmental, legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. Changes to these estimates and assumptions may result in future actual expenditures differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated prospectively based on the available facts and circumstances.

vi.	Income taxes
The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for saleable metals, production costs, interest rates and foreign currency exchange rates.

vii.	Valuation of inventory
All inventory is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, concentrate inventories, ore stacked on leach pads and ore in process. The estimates and assumptions include surveyed quantities of stockpiled ore, in-process volumes, contained metal content, recoverable metal content, costs to recover saleable metals, payable metal values

Consolidated Financial Statements 17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

once processed and the corresponding metals prices. Changes in these estimates can result in changes to the carrying amounts of inventories and mine operating costs of future periods.

viii.	Deferred stripping costs
Stripping costs incurred during the production phase of a mineral property that relate to reserves and resources that will be mined in a future period are capitalized. The Company makes estimates of the stripping activity over the life of the component of reserves and resources which will be made accessible. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred.

ix.	Share-based compensation
The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend yield and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance of share-based compensation.

x.	Business combinations
The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates about future events, including but not limited to:

•	Estimates of mineral reserves, mineral resources and exploration potential acquired;

•	Future operating costs and capital expenditures;

•	Discount rates to determine fair value of assets acquired; and

•	Future metal prices and long-term foreign exchange rates.
Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

xi.	Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.
There are no matters at December 31, 2017 that are expected to have a material effect on the consolidated financial statements of the Company.

6.	BUSINESS COMBINATION

a)	Acquisition of 100% interest in Lake Shore Gold Corp. ("Lake Shore Gold")

i.	Terms of the business combination
On April 1, 2016 (the “Acquisition Date”), the Company completed the previously announced acquisition of Lake Shore Gold pursuant to a statutory plan of arrangement (the “Arrangement”). The Arrangement was approved by shareholders of the Company and the shareholders of Lake Shore Gold on March 31, 2016 and received final court approval on April 1, 2016.
The Arrangement was completed pursuant to the terms of a definitive arrangement agreement dated February 8, 2016 between the Company and Lake Shore Gold (the “Arrangement Agreement”). Pursuant to the terms of the Arrangement Agreement, Lake Shore Gold became a wholly-owned subsidiary of the Company on April 1, 2016 and all of the issued and outstanding common shares of Lake Shore Gold (each a “Lake Shore Gold Share”) were transferred to the Company in consideration for the issuance by the Company of 0.1467 of a common share for each Lake Shore Gold Share (each whole common share a “Tahoe Share”).
In connection with the closing of the Arrangement, the Company issued an aggregate of 69,239,629 Tahoe Shares to the former shareholders of Lake Shore Gold. The Company authorized the issuance of up to an additional 1,621,877 Tahoe Shares issuable upon the exercise of former stock options to acquire Lake Shore Gold Shares.

18Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Total consideration paid was based on the April 1, 2016 opening price of Tahoe Shares on the Toronto Stock Exchange (“TSX”) of CAD$12.75 and a CAD to USD foreign exchange rate of 0.7665, and is comprised of the following:

	Shares Issued/Issuable	Consideration
Fair value estimate of the Tahoe share consideration	69,239,629	$676,670
Fair value estimate of the consideration for options(1)	1,621,877	8,436
Total consideration	70,861,506	$685,106

(1)
The fair value of the options was determined using the Black-Scholes option pricing model. Where applicable, the inputs and ranges used in the measurement of the fair value (CAD) of the options were as follows:

Share price (CAD) at April 1, 2016	$12.75
Exercise price (CAD)	2.79-25.97
Expected volatility	48.41%-62.60%
Expected life (years)	0.04-4.67
Expected dividend yield	2.46%
Risk-free interest rate	0.54%-0.62%
Fair value (CAD)	0.01-9.65
April 1, 2016 CAD to USD exchange rate	$0.77
Fair value (USD)	0.01-7.40
This acquisition has been accounted for as a business combination with Tahoe as the acquirer. The allocation of the purchase price has been finalized. Management determined the fair values of identifiable assets and liabilities, measured the associated deferred income tax assets and liabilities, and determined the value of goodwill.
The final allocation of the purchase price is as follows:

Cash and cash equivalents	$70,187
Trade and other receivables	4,930
Inventories	13,774
Other current and non-current assets	3,876
Property, plant and equipment	174,747
Mineral interests and exploration potential	615,939
Goodwill(1)	54,617

Accounts payable, accrued liabilities and other(2)	(45,246)
Lease obligation	(16,589)
Reclamation provision	(3,721)
Convertible debentures	(105,693)
Deferred tax liability	(81,715)
Total net assets acquired	$685,106

(1)	Goodwill of $54,617 was recognized due to the deferred tax liability generated on the business combination. The total amount of goodwill that is expected to be deductible for tax purposes is $nil.

(2)
Accounts payable, accrued liabilities and other includes a liability of $2,131 relating to PSUs which were outstanding and not converted prior to the acquisition on April 1, 2016. The PSUs were converted into 211,442 commons shares of the Company during the year ended December 31, 2016.

Lake Shore Gold’s principal mining properties are its 100% owned Bell Creek and Timmins West gold mines (together the “Timmins mines”) located in northeastern Ontario, Canada (note 23). Total transaction costs incurred relating to the acquisition and included in general and administrative expenses for the year ended December 31, 2016 are $11,134. Included in these transaction costs are 455,019 common shares of the Company issued with a value of $5,332.

Consolidated Financial Statements 19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The acquisition supports the Company’s growth strategy by adding high-quality assets which will increase the sustainable production level, contribute to cash flow and diversify the Company’s operations.

ii.	Convertible debentures
Lake Shore Gold had outstanding a class of 6.25% convertible unsecured debentures (the “Debentures”), which were governed by an indenture dated September 7, 2012, as supplemented effective April 1, 2016. On April 1, 2016, as a result of the completion of Tahoe’s acquisition of Lake Shore Gold, Lake Shore Gold gave notice of its offer to purchase in exchange for Tahoe Shares, all of its outstanding Debentures at 100% of the principal amount plus accrued and unpaid interest (the “Change of Control Offer”).
Concurrently with the Change of Control Offer, Lake Shore Gold gave notice of its election to redeem the Debentures on May 16, 2016 at a price equal to their principal amount plus accrued and unpaid interest. The Company elected to satisfy its obligation to repay the principal amount of the Debentures by issuing Tahoe Shares to the holders of the Debentures. The number of Tahoe Shares to be issued was determined by dividing the aggregate principal amount of the outstanding Debentures redeemed by 95% of the volume weighted average trading price of Tahoe Shares on the TSX for the 20 trading days ended on and including May 9, 2016.
Debentureholders maintained the right to convert the Debentures at any time prior to May 13, 2016 at a conversion price of CAD$9.5433 per Tahoe Share, being a conversion rate of 104.7856 Tahoe Shares per $1,000 principal amount of the Debentures. An aggregate of 10,611,411 Tahoe Shares were issued pursuant to the exercise of conversion rights available to the debentureholders. The Debentures remaining outstanding after voluntary conversions were redeemed by Lake Shore Gold on May 16, 2016 for an aggregate of 122,264 Tahoe Shares, and the Debentures were delisted from trading on the Toronto Stock Exchange at the close of business that day. As a result of the redemption of the remaining debentures during the year ended December 31, 2016, the Company recognized a non-cash loss of $32,304 reflecting the appreciation of Tahoe’s share price between the closing price on April 1, 2016 and completion of the redemption on May 16, 2016.

7.	CASH AND CASH EQUIVALENTS

	December 31, 2017	December 31, 2016
Cash	$125,134	$162,841
Cash equivalents(1)	531	527
	$125,665	$163,368
(1) Marketable securities with short-term maturities of less than 90 days

8.	TRADE AND OTHER RECEIVABLES

	December 31, 2017	December 31, 2016
Trade receivables	$—	$18,997
Sales tax receivable	28,138	42,844
Income tax receivable	10,005	1,419
Other	1,474	1,386
	$39,617	$64,646

20Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

9.	INVENTORIES

	December 31, 2017	December 31, 2016
Supplies	$57,195	$56,612
Stockpile	23,029	16,940
Work in process	21,129	27,649
Finished goods	27,028	25,417
	$128,381	$126,618
The cost of inventories recognized as an expense for the year ended December 31, 2017 was $501,682 (year ended December 31, 2016: $457,465) and is included in total operating costs. No NRV adjustments or write-downs were taken in 2017.

10.	MINERAL INTERESTS

	Mineral Interests
	Depletable	Non- Depletable(4)	Plant & Equipment	Total
Cost
Balance at January 1, 2017	$1,524,323	$637,644	$899,513	$3,061,480
Additions	47,952	43,184	141,011	232,147
Disposals	—	—	(8,204)	(8,204)
Transfers(1)	13,013	(13,402)	389	—
Change in reclamation provision	(3,347)	1,437	—	(1,910)
Balance at December 31, 2017	$1,581,941	$668,863	$1,032,709	$3,283,513
Accumulated depreciation and depletion
Balance at January 1, 2017	$(365,248)	$—	$(139,279)	$(504,527)
Additions(2)	(116,796)	(2,049)	(50,491)	(169,336)
Disposals	—	—	7,139	7,139
Transfers	—	—	—	—
Balance at December 31, 2017	$(482,044)	$(2,049)	$(182,631)	$(666,724)
Carrying amount at December 31, 2017	$1,099,897	$666,814	$850,078	$2,616,789

Consolidated Financial Statements 21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

	Mineral Interests
	Depletable	Non- Depletable(4)	Plant & Equipment	Total
Cost
Balance at January 1, 2016	$714,011	$737,108	$595,377	$2,046,496
Acquired mineral interests(3)(4)	278,489	337,450	174,747	790,686
Additions	69,178	7,128	134,802	211,108
Disposals	—	—	(5,413)	(5,413)
Transfers	444,042	(444,042)	—	—
Change in reclamation provision	18,603	—	—	18,603
Balance at December 31, 2016	$1,524,323	$637,644	$899,513	$3,061,480
Accumulated depreciation and depletion
Balance at January 1, 2016	$(169,160)	$(121,000)	$(81,824)	$(371,984)
Additions	(75,088)	—	(61,933)	(137,021)
Disposals	—	—	4,478	4,478
Transfers (5)	(121,000)	121,000	—	—
Balance at December 31, 2016	$(365,248)	$—	$(139,279)	$(504,527)
Carrying amount at December 31, 2016	$1,159,075	$637,644	$760,234	$2,556,953

(1)
The resource statements published in January 2017 reflect an increase to the depletable base at the Timmins West mine of 72,904 ounces. These ounces were transferred from non-depletable to depletable mineral interests.

(2)	The resource statements published in January 2017 reflect a decrease to the in-situ ounces at the Timmins West mine which resulted in an impact of $2,049 to non-depletable mineral interests.

(3)	Acquired mineral interests relate to the acquisition of Lake Shore Gold on April 1, 2016.

(4)	Non-depletable mineral interests acquired as part of the acquisition of Lake Shore Gold on April 1, 2016 include the Whitney, Fenn-Gib and Juby projects, and other exploration potential.

(5)
Upon declaration of commercial production on May 1, 2016, the carrying value of mineral interests and the impairment associated with the Shahuindo mine included in non-depletable mineral interests were transferred to depletable mineral interests. All pre-operating revenues from production at Shahuindo were credited against construction capital through April 30, 2016.

A summary by segment of the carrying amount of mineral interests is as follows:

	Mineral Interests
	Depletable	Non- Depletable(2)	Plant & Equipment	December 31, 2017	December 31, 2016
Escobal	$486,592	$27,267	$262,506	$776,365	$785,888
La Arena	10,443	216,910	205,824	433,177	451,551
Shahuindo	295,513	58,587	173,725	527,825	482,685
Timmins mines(1)	307,349	364,050	208,023	879,422	836,829
	$1,099,897	$666,814	$850,078	$2,616,789	$2,556,953

(1)	The Timmins mines were acquired on April 1, 2016 as part of the Lake Shore Gold acquisition.

(2)	Non-depletable mineral interests include exploration and evaluation projects. Non-depletable mineral interests for La Arena include the book value of the La Arena II project.
As at December 31, 2017, the Company has $10,157 (December 31, 2016: $4,206) in capitalized stripping costs relating to production phase stripping of the La Arena and Shahuindo mines.

a)	Goodwill
Goodwill typically arises on the Company’s business combinations due to: i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; and ii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

22Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The carrying amount of goodwill has been allocated to the following cash generating units (“CGUs”) and is included in the respective operating segment assets:

	La Arena II(1)	Timmins Exploration Potential(2)	Total
January 1, 2016	$57,468	$—	$57,468
Additions	—	54,617	54,617
December 31, 2016	$57,468	$54,617	$112,085
Additions	—	—	—
December 31, 2017	$57,468	$54,617	$112,085

(1)	The La Arena II CGU (previously "La Arena Sulphides") is included in the La Arena operating segment as non-depletable mineral interests.

(2)
The allocation of goodwill associated with the acquisition of Lake Shore Gold was allocated 100% to the Timmins Exploration Potential CGU which is included in the Timmins mines operating segment as non-depletable mineral interests.

b)	Impairment
The Company assesses indicators of impairment or reversal of impairment on a quarterly and annual (at October 1) basis for all CGUs and tests those CGUs for which indicators exist. Goodwill is tested at least annually or when there are indicators of impairment. The purpose of the impairment testing is to determine if the recoverable amount (fair value less costs of disposal (“FVLCD”)) of a CGU is greater than its carrying value.
The Company identified six CGUs for which indicators of impairment were assessed: Escobal, La Arena oxides, La Arena II (previously La Arena sulfides), Shahuindo, Timmins mines and the Timmins Exploration Potential. In the current year, goodwill was tested at La Arena II and Timmins Exploration Potential, and there were impairment indicators at the Escobal mine as it was on care and maintenance. No impairment was recognized in 2017 as a result of our analysis. Discounted cash flow models were prepared using long-term prices for gold of $1,307/oz, silver of $19.54/oz and copper of $3.30/lb (2016: $1,250/oz, silver price - $17.50/oz and copper price $3.00/lb), discount rates between 7.0% and 8.00% (2016: 6.50% and 8.75%) depending on the development stage of the operation or project. In-situ values were used for the impairment testing of exploration potential. Based on the results, for the year ended December 31, 2017, management concluded that there was no impairment or reversal of prior impairment for any of the CGUs.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2017	December 31, 2016
Trade payables	$49,487	$70,315
Accrued trade and other payables	25,685	22,976
Royalties	16,000	15,044
Accrued payroll and related benefits	18,912	20,835
	$110,084	$129,170

12.	DEBT

	2017	2016
Beginning balance at January 1	$35,000	$35,000
Borrowings/additions	—	35,000
Repayments	—	(35,000)
Ending balance at December 31	$35,000	$35,000
The Company’s debt facilities contain covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all of its assets to any other entity.

Consolidated Financial Statements 23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

a)	Credit facility
On April 8, 2016, the Company signed a credit agreement with an international bank for a credit facility (the “Facility”) for an aggregate amount of $35 million. The Facility bears interest at LIBOR plus 2.25% on the portion drawn. The LIBOR rate was reset on October 10, 2017. The Facility has a two-year term, maturing April 9, 2018.
On April 8, 2016, proceeds from the Facility were used to repay the $35 million Loan which was acquired as part of the acquisition of Rio Alto on April 1, 2015. The Company is currently in compliance with all covenants associated with the Facility.

b)	Revolving credit facility
On July 18, 2017, the Company entered into an Amended and Restated Credit Agreement (“Revolving Facility”) with a syndicate of lenders to increase its revolving credit facility from $150 million to $300 million with a US$50 million accordion feature and to extend the term to July 19, 2021. The Company paid an initial commitment fee to amend the Revolving Facility of $1.7 million. The Agreement includes terms that limit borrowing to a maximum of $75 million during the suspension of the mining license at Escobal as a result of the CALAS claim.
Based on certain financial ratios, the Revolving Facility bears interest on the portion drawn, on a sliding scale of LIBOR plus between 2.15% to 3.13% or a base rate plus 1.13% to 2.13% which is based on the Company’s consolidated net leverage ratio.
The credit facility is secured by the assets of the Company and its subsidiaries: Escobal Resources Holding Limited, Minera San Rafael, S.A., Tahoe Resources ULC, Lake Shore Gold Corp., Mexican Silver Mines Limited, La Arena S.A., Shahuindo SAC and Shahuindo Exploraciones.  Additionally, the credit facility contains covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all of its assets to any other person. Proceeds may be used for liquidity and general corporate purposes.
Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.56% and 0.81% and were $963 thousand for the year ended December 31, 2017 (year ended December 31, 2016: $886). The Revolving Facility matures on July 19, 2021.
As at December 31, 2017, the Company had not drawn on the Revolving Facility. The Company is currently in compliance with all covenants associated with the Revolving Facility. See note 29 Subsequent Events .
13.    LEASE OBLIGATIONS

	2017	2016
Beginning balance at January 1	$15,946	$13,862
Additions(1)	—	24,531
Payments(2)	(9,456)	(22,468)
Accrued interest	451	559
Foreign exchange gain (loss)	813	(538)
Ending balance at December 31	$7,754	$15,946

(1)	2016 additions include $16,589 related to finance leases acquired as a result of the Lake Shore Gold business combination on April 1, 2016 and $7,942 in other additions.

(2)	2016 Payments include $10,420 for the retirement of the La Ramada sale-leaseback.

	December 31, 2017	December 31, 2016
Current portion	$6,146	$8,696
Non-current portion	1,608	7,250
	$7,754	$15,946
As part of the acquisition of Lake Shore Gold on April 1, 2016, the Company acquired finance lease obligations related to equipment and vehicles, expiring between 2016 and 2018 with interest rates between 0.9% and 6.9%. The Company has the option to purchase the equipment and vehicles leased at the end of the terms of the

24Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

leases for a nominal amount. The Company’s obligations under the finance leases are secured by the lessor’s title to the leased assets. The fair value of the finance lease liabilities approximates their carrying amount.

14.	RECLAMATION PROVISION

	2017	2016
Beginning balance at January 1	$64,219	$39,524
Additions to reclamation provision(1)	—	3,722
Accretion expense	2,640	2,370
Revisions in estimates and obligations	(3,803)	18,603
Ending balance at December 31(2)	$63,056	$64,219

(1)	2016 additions relate to the Timmins mines acquired as a result of the Lake Shore Gold acquisition on April 1, 2016.

(2)	Ending balance includes $487 of current and $62,569 of long-term reclamation.
The Company’s environmental permits require that it reclaim any land it disturbs during mine development, construction and operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the undiscounted cash flows related to the future reclamation obligations arising from its activities to December 31, 2017 to be $93,338 (December 31, 2016: $99,273).
In determining the discount rate to be used in the calculation of the present value of the future reclamation obligations, the Company combines risk and inflation rates specific to the country in which the reclamation will take place.
The present value of the combined future obligation has decreased by $3,803 during the year ended December 31, 2017 (December 31, 2016: $18,603 increase) as a result of the impact of the change in estimates in mine life, estimated reclamation costs, discount and inflation rates.
a)Escobal
The present value of the future reclamation obligation assumes a discount rate of 6.18% (December 31, 2016: 6.12%), an inflation rate of 4.12% (December 31, 2016: 4.25%), an undiscounted amount to settle the obligation of $10,306 (December 31, 2016: $10,960), and the commencement of reclamation activities in approximately 16 years.
b)La Arena
The present value of the future reclamation obligation assumes a discount rate of 3.89% (December 31, 2016: 4.18%), an inflation rate of 2.61% (December 31, 2016: 3.22%), an undiscounted amount to settle the obligation of $43,737 (December 31, 2016: $45,885), and the commencement of post-closure reclamation activities in approximately 5 years.
At December 31, 2017, the Company had a letter of credit (“LOC”) outstanding in the amount of $12,531 as partial guarantee of the La Arena closure obligations as required by the Ministry of Energy and Mines (“MEM”). The LOC was valid for one year with a renewal date of January 12, 2018. On January 3, 2018 the Company posted a renewed LOC under the same terms and totaling $13,297.
c)Shahuindo
The present value of the future reclamation obligation assumes a discount rate of 4.03% (December 31, 2016: 4.51%), an inflation rate of 2.61% (December 31, 2016: 3.22%), an undiscounted amount to settle the obligation of $22,742 (December 31, 2016: $32,124), and the commencement of post-closure reclamation activities in approximately 7 years.
At December 31, 2017, the Company had a LOC outstanding in the amount of $5.2 as partial guarantee of the Shahuindo closure obligations as required by MEM. The LOC was valid for one year with a renewal date of January 12, 2018. On January 3, 2018 the Company posted a renewed LOC under the same terms and totaling $10,390.
d)Timmins mines
The present value of the future reclamation obligation assumes a discount rate of 2.06% (December 31, 2016: 4.85%), an inflation rate of 1.31% (December 31, 2016: 1.29%), an undiscounted amount to settle the obligation of $16,242 (December 31, 2016: $10,304), and the commencement of post-closure reclamation activities in approximately 9 years.

Consolidated Financial Statements 25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

At December 31, 2017, the Company had a bond outstanding in the amount of $9,495 as partial guarantee of the Timmins mines closure obligations as required by the Ministry of Northern Development and Mines.

15.	REVENUES

		Years Ended December 31,
	2017	2016
Silver	$170,529	$316,793
Gold	542,702	437,464
Lead	7,274	9,738
Zinc	13,052	20,508
	$733,557	$784,503

a)	Concentrate revenues
The Company has contracts with a number of customers for its concentrate sales. For the year ended December 31, 2017, the Company’s top four concentrate customers account for 98% of concentrate revenues (year ended December 31, 2016: top four customers accounted for 99% of concentrate revenues).
The concentrate revenues by customer for the years ended December 31, 2017 and 2016 are as follows:

		Years Ended December 31,
	2017	2016
Customer 1	18%	34%
Customer 2	40%	24%
Customer 3	13%	23%
Customer 4	27%	18%
Other customers	2%	1%
Total concentrate revenues	100%	100%

b)	Doré revenues
The Company has contracts with customers for its doré sales. The Company’s top two doré customers account for 69% of doré revenues for the year ended December 31, 2017 (year ended December 31, 2016: 92% of doré revenues). For the year ended December 31, 2017, doré sales comprised 99% of total gold sales (year ended December 31, 2016: 98%). The doré revenues by customer for the years ended December 31, 2017 and 2016 as follows:

		Years Ended December 31,
	2017	2016
Customer 1	43%	60%
Customer 2	26%	32%
Other customers	31%	8%
Total doré revenues	100%	100%
The Company has determined that the loss of any single customer or curtailment of purchases by any one customer would not have a material adverse effect on the Company’s financial performance, financial condition and cash flows due to the nature of the refined metals market.

26Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

16.	PRODUCTION COSTS

		Years Ended December 31,
	2017	2016
Raw materials and consumables	$130,185	$163,304
Salaries and benefits	90,583	85,349
Contractors and outside services	102,064	100,557
Other expenses	19,808	1,717
Changes in inventory	5,506	(18,206)
	$348,146	$332,721

17.	CARE AND MAINTENANCE COSTS

		Years Ended December 31,
	2017	2016
Raw materials and consumables	$4,094	$—
Salaries and benefits	11,499	—
Contractors and outside services	8,115	—
Other expenses	1,147	—
	$24,855	$—

18.	GENERAL AND ADMINISRATIVE EXPENSES

			Years Ended December 31,
	Notes	2017	2016
Salaries and benefits		$18,318	$12,934
Share-based payments	19	5,657	7,224
Consulting and professional fees		9,028	8,340
Transaction costs	6	—	11,134
Administrative and other		12,785	7,875
		$45,788	$47,507

19.	SHARE-BASED PAYMENTS AND OTHER RELATED INFORMATION
The Company’s equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. The Company’s share-based compensation arrangements are denominated in CAD and include Tahoe Share Plan Options, the Rio Alto replacement options issued on April 1, 2015 upon completion of the acquisition of Rio Alto and the Lake Shore Gold replacement options issued on April 1, 2016 upon completion of the acquisition of Lake Shore Gold (collectively, the “Share Options”), as well as Deferred Share Awards (“DSAs”), Restricted Share Awards (“RSAs”) and Share Appreciation Rights (“SARs”) (collectively with the Share Options, referred to as the “Share Plan”).
At December 31, 2017, the Company has the following share-based payment arrangements:

a)	Share Options
The Share Plan entitles key management personnel, senior employees, and consultants to the option to purchase shares in the Company. Under the terms of this program, Share Options are exercisable at the market close price of the Company’s shares on the day prior to the grant date. The Share Options vest based on vesting terms set by the Compensation Committee of the Board of Directors. The Share Options vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date.

Consolidated Financial Statements 27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The number and weighted average exercise price in CAD of Share Options outstanding at December 31, 2017 and December 31, 2016 are as follows:

	Weighted average exercise price	Number of Share Options
Outstanding at January 1, 2016	$14.92	4,068,457
Granted(1)	9.29	2,972,876
Exercised	9.13	(2,819,838)
Forfeited	13.82	(335,000)
Expired	16.57	(674,750)
Outstanding at December 31, 2016	14.55	3,211,745
Granted	9.91	1,407,000
Exercised	10.82	(112,136)
Forfeited	13.68	(307,000)
Expired	17.37	(332,584)
Outstanding at December 31, 2017	$12.79	3,867,025

(1)	Includes the replacement options granted on April 1, 2016 as a result of the acquisition of Lake Shore Gold (note 6).
The following table summarizes information about Share Options outstanding and exercisable at December 31, 2017 (exercise range and prices in CAD):

Exercise price range	Outstanding	Weighted average exercise price	Weighted average remaining life (years)	Exercisable	Weighted average exercise price	Weighted average remaining life (years)
$ 2.80-9.67	235,970	$7.68	2.15	163,970	$7.99	1.06
$ 9.68-10.59	1,143,000	$10.00	4.20	—	$—	—
$ 10.60-12.56	1,001,000	$12.35	3.22	326,333	$12.38	3.19
$ 12.57-15.74	896,055	$15.17	2.32	592,055	$15.13	2.22
$ 15.75-23.37	591,000	$17.37	0.78	520,000	$17.10	0.41
	3,867,025	$12.79	2.86	1,602,358	$14.48	1.71
During the year ended December 31, 2017, the Company recorded $2,863 of compensation expense relating to Share Options in general and administrative expenses (year ended December 31, 2016: $3,120).

b)	DSAs and RSAs
The Share Plan permits DSAs and RSAs (collectively referred to as “Share Awards”) to be issued to key management personnel and senior employees. Upon vesting, shares in the Company are issued at no exercise price. Compensation cost for DSAs and RSAs is measured based on the closing price of the stock one day prior to the grant date.

i.	DSAs
The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors and can therefore vary grant to grant. In general, however, DSAs vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date (the “general DSA vesting terms”).
The number of DSAs outstanding at December 31, 2017 and December 31, 2016 is as follows:

28Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Outstanding at January 1, 2016	350,000
Granted	342,000
Shares issued	(184,000)
Cancelled/forfeited	(45,000)
Outstanding at December 31, 2016	463,000
Granted	195,000
Shares issued	(215,000)
Cancelled/forfeited	(26,000)
Outstanding at December 31, 2017	417,000
During the year ended December 31, 2017, the Company recorded $2,138 of compensation expense relating to DSAs in general and administrative expenses (year ended December 31, 2016: $2,909).

ii.	RSAs
The RSAs vest immediately on the grant date and are issued at that time. Consequently, there are no RSAs outstanding at December 31, 2017 and December 31, 2016.
The Company granted 75,750 RSAs during the year ended December 31, 2017 for total compensation expense of $655 (year ended December 31, 2016: 60,000 RSAs granted for total compensation expense of $787) which was recorded in general and administrative expenses.

c)	SARs
The Company grants SARs to employees that entitle the employees to a cash settlement. The amount of the cash settlement is determined based on the difference between the strike price and the closing share price of the Company on the exercise date. The SARs have a term of five years from the award date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date. Prior to the cash settlement, unvested and vested SARs are valued using the Black-Scholes Model.
The number of SARs outstanding and exercisable at December 31, 2017 and December 31, 2016 is as follows:

Number of SARs
Outstanding at January 1, 2016	43,000
Issued	135,000
Exercised	(23,000)
Expired/forfeited	(1,000)
Outstanding at December 31, 2016	154,000
Issued	—
Exercised	(2,000)
Expired/forfeited	(26,500)
Outstanding at December 31, 2017	125,500

Exercisable at December 31, 2016	12,000
Exercisable at December 31, 2017	—
As at December 31, 2017, vested SARs had a weighted average intrinsic value of CAD$(9.88) per share (December 31, 2016: CAD$(4.08) per share) and the Company has recognized other current and non-current liabilities for SARs of $32 and $44, respectively (December 31, 2016: $165 and $101, respectively).
During the year ended December 31, 2017, the Company recorded $(174) of compensation expense relating to SARs in general and administrative expenses (year ended December 31, 2016: $408).

Consolidated Financial Statements 29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The following table summarizes information about SARs outstanding and exercisable at December 31, 2017 (grant price range in CAD):

Grant price range	Issued	Exercised/Cancelled	Outstanding	Exercisable
$6.40-12.87	407,000	(301,500)	105,500	—
$13.35-16.57	60,000	(60,000)	—	—
$18.00-23.31	107,500	(84,500)	20,000	—
	574,500	(446,000)	125,500	—

d)	Input for measurement of fair values
The grant date fair values (CAD) of Share Options and SARs and the re-measurement fair value of SARs are measured based on the Black-Scholes Model and are denominated in CAD.

i.	Share Options
There were 1,407,000 Share Options granted during the year ended December 31, 2017 (December 31, 2016: 2,972,876 including 1,621,877 replacement options related to the Lake Shore Gold acquisition).
The weighted average inputs used and grant date fair values (CAD) of Share Options granted during the years ended December 31, 2017 and 2016 are as follows:

	Years Ended December 31,
	2017	2016
Share price	$9.64	$13.21
Exercise price	$9.91	$9.51
Expected volatility(1)	51%	51%
Expected life (years)	3.50	3.00
Expected dividend yield	3.14%	2.42%
Risk-free interest rate	1.07%	0.57%
Pre-vest forfeiture rate	7.13%	4.12%
Fair value	$2.89	$5.76

(1)	The expected volatility assumption is based on the historical volatility of the Company’s Canadian dollar common shares on the Toronto Stock Exchange.

ii.	SARs
There were nil SARs granted during the year ended December 31, 2017 (year ended December 31, 2016: 135,000).
The fair value of SARs (CAD) has been re-measured at December 31, 2017. Expected volatility, interest rate and share price have been updated with changes in the fair value being recognized in earnings or loss during the period.
The weighted average inputs used and grant date fair values (CAD) of SARs granted during the years ended December 31, 2017 and 2016 are as follows:

	Years Ended December 31,
	2017	2016
Share price	$—	$12.64
Exercise price	$—	$12.38
Expected volatility	—%	52%
Expected life (years)	—	5.00
Risk-free interest rate	—%	0.61%
Fair value	$—	$5.74

30Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The weighted average inputs used and re-measurement date fair values (CAD) of SARs as at December 31, 2017 and 2016 are as follows:

	December 31,	December 31,
	2017	2016
Share price	$6.03	$12.65
Exercise price	$14.12	$14.05
Expected volatility	55%	50%
Expected life (years)	2.92	3.80
Risk-free interest rate	1.81%	1.02%
Fair value	$0.99	$4.60

e)	Authorized share capital
The Company’s authorized share structure is as follows:

•	Unlimited number of authorized common shares without par value;

•	Common shares are without special rights or restrictions attached;

•	Common shares have voting rights; and

•	Common shareholders are entitled to receive dividend payments.

•	Common shareholders are entitled to elect to reinvest their dividend payments through the Company’s dividend reinvestment program.
At December 31, 2017, there were 312,775,761 common shares of the Company issued and outstanding (December 31, 2016: 311,362,031).

20.	INCOME TAX EXPENSE

		Years Ended December 31,
	2017	2016
Current income tax expense
Current period	$42,455	$69,832
Prior period	(55)	822
	42,400	70,654
Deferred tax expense (benefit)
Origination and reversal of temporary differences	(4,366)	20,202
Income tax expense	$38,034	$90,856

Consolidated Financial Statements 31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

a)	Income tax reconciliation
The reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Years Ended December 31,
	2017	2016
Earnings (loss) before income taxes	$119,828	$208,732
Statutory tax rate	26.00%	26.00%
Income tax expense (benefit)	31,155	54,270
Reconciling items:
Difference between statutory and foreign tax rates	2,978	9,127
Non-deductible share-based payments	1,843	2,741
Impact of foreign exchange on deferred income tax assets and liabilities	(4,589)	(3,080)
Non-deductible expenses	6,312	22,363
Change in unrecognized deferred tax assets	(219)	(2,758)
Other	554	8,193
Income tax expense (benefit)	$38,034	$90,856
Effective October 23, 2017, the British Columbia provincial tax rate increased from 11% to 12%, effective January 1, 2018. The overall increase in tax rates in 2018 will result in an increase in the Company's statutory tax rate from 26% to 27% in 2018 and o

b)	Deferred tax assets and liabilities
At December 31, 2017 and 2016, the Company’s significant components of deferred income tax assets and deferred tax liabilities were as follows:

	December 31, 2017	December 31, 2016
Deferred income tax assets
Unused non-capital losses	$38,140	$39,704
Inventories and receivables	369	1,994
Reclamation and closure cost obligations	12,917	13,019
Other	8,438	22,648
	$59,864	$77,365
Deferred income tax liabilities
Mining interests	(286,214)	(310,028)
Inventories and receivables	(3,465)	(1,518)
	(289,679)	(311,546)
Net deferred income tax liabilities	$(229,815)	$(234,181)
The Company believes that it is probable that the results of future operations will generate sufficient revenue to realize the deferred income tax assets.
The Company’s deferred tax liability of $230,184 at December 31, 2017 is primarily the result of the acquisition of Lake Shore Gold during 2016 and the acquisition of Rio Alto during 2015 (December 31, 2016: $236,175). At December 31, 2017 and 2016, $369 and $1,994 of deferred tax assets relating to inventories and receivables are not netted against the deferred tax liability.

32Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

	December 31, 2017	December 31, 2016
Net deferred income tax liabilities	$229,815	$234,181
Deferred tax assets related to inventories and receivables	369	1,994
Deferred income tax liabilities	$230,184	$236,175

c)	Tax losses and tax credits
As at December 31, 2017, the Company had $271,928 of tax losses (December 31, 2016: $270,730) for which $142,175 (December 31, 2016: $147,891) have been recognized as deferred tax assets. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income in relevant jurisdictions. The gross amount of tax losses carried forward will begin to expire in 2018.
Deductible temporary differences for which no deferred tax assets have been recognized at December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
Tax losses and tax credits	$147,427	$140,695
Deductible temporary differences
Cumulative eligible capital	568	611
Financing costs	803	1,937
Unrealized capital losses	—	325
Reclamation and closure cost obligations	23,585	26,409
Deductible temporary difference	$172,383	$169,977

21.	EARNING (LOSS) PER SHARE

	Year Ended December 31, 2017			Year Ended December 31, 2016
	Earnings	Weighted average shares outstanding	Earnings per share	Loss	Weighted average shares outstanding	Loss per share
Basic EPS(1)	$81,793	312,804,323	$0.26	$117,876	289,726,501	$0.41
Dilutive
securities:
Share options	—	29,177	—	—	261,545	—
Diluted EPS	$81,793	312,833,500	$0.26	$117,876	289,988,046	$0.41

(1)	The weighted average shares outstanding used in the basic earnings per share calculation includes the dilutive impact of 417,000 DSAs (year ended December 31, 2016: 463,000 DSAs).
At December 31, 2017, 3,867,025 Shares Options and 417,000 DSAs were outstanding of which 3,653,081 and nil, respectively for the year ended December 31, 2017 were anti-dilutive (year ended December 31, 2016: 3,211,745 Share Options and 463,000 DSAs outstanding, of which 1,638,828 and nil, respectively were anti-dilutive) because the underlying exercise prices exceeded the average market price for the year ended December 31, 2017 of CAD$9.00 (year ended December 31, 2016: CAD$15.46).
During the year ended December 31, 2017, the Company declared and paid to its shareholders dividends of $0.02 per common share per month up to August 8, 2017, for total dividends of $43,686 (year ended December 31, 2016: $69,402), including $7,989 (2016: $2,358) which were paid as share-based dividends.
As a result of shareholder enrollment in the Dividend Reinvestment Plan during the year ended December 31, 2017, $7,989 was reinvested for a total issuance of 1,010,844 common shares of the Company.

Consolidated Financial Statements 33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

22.	SUPPLEMENTAL CASH FLOW INFORMATION

		Years Ended December 31,
	2017	2016
Trade and other receivables	$33,302	$(16,482)
Inventories	5,722	(38,024)
Other current assets	(535)	1,474
Other non-current assets	(11,541)	2,619
Accounts payable and accrued liabilities, and other non-current liabilities	(18,705)	(17,143)
Changes in working capital	$8,243	$(67,556)

23.	SEGMENTED INFORMATION
All of the Company’s operations are within the mining sector. The Company produces silver, gold, lead and zinc from mines located in Guatemala, Peru and Canada. Due to the geographic and political diversity of the countries in which the Company operates, each operating segment is responsible for achieving specified business results within a framework of global corporate policies and standards. Regional management in each country provides support to the operating segments, including but not limited to financial, human resources, and exploration assistance. Each operating segment has a budgeting process which it uses to measure the results of operation and exploration activities.
The operating, exploration and financial results of individual operating segments are reviewed by the Company’s executive management. As a group, the executive management of the Company is considered to be the chief operating decision maker (“CODM”) in order to make decisions about the allocation of resources and to assess their performance. The CODM determined that for review, an operating segment must be one whose principal business activities are the operation of mineral properties for the mining of precious metals and the exploration, development and acquisition of mineral interests.
Revenues generated from the sale of silver in concentrate are from the Company’s Escobal mine in Guatemala. Revenues generated from the sale of gold in doré are generated at the La Arena and Shahuindo mines in Peru and the Timmins mines in Canada. Mineral interests, plant and equipment are situated in Guatemala, Peru and Canada.
Significant information relating to the Company’s operating segments as at and for the year ended December 31, 2017 is summarized as follows:

		December 31, 2017(1)
	Escobal(2)	La Arena	Shahuindo	Timmins mines	Total
Mineral interests and plant and equipment	$776,364	$433,178	$527,826	$879,421	$2,616,789
Goodwill	—	57,468	—	54,617	$112,085
Total assets	906,434	573,566	621,985	978,653	$3,080,638
Total liabilities(3)	$81,208	$160,979	$(539,512)	$(158,425)	$(455,750)

		Year Ended December 31, 2017
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Revenues	$192,510	$233,782	$95,425	$211,840	$733,557
Production costs	61,934	126,376	53,861	105,975	$348,146
Royalties	10,521	—	—	5,049	$15,570
Care and Maintenance(4)	24,855	—	—	—	$24,855
Depreciation and depletion(5)	32,858	48,092	11,452	60,614	$153,016
Mine operating earnings	62,342	59,314	30,112	40,202	191,970
Capital expenditures	$22,901	$32,019	$69,352	$98,775	$223,047

34Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

(1)	Balances presented are before intercompany transaction eliminations not included in segmented disclosure.

(2)	Escobal segment includes corporate and other

(3)	Includes intercompany payables and receivables to reconcile to the total liabilities on the statement of financial position

(4)
Due to the suspension of mining operations following the suspension of the Escobal mining license in the beginning of the third quarter care and maintenance costs, which comprise the cost of maintaining the Escobal mine and include environmental costs, salaries and legal fees have been incurred.

(5)	The depreciation and depletion expense for La Arena and Shahuindo mines includes a true-up of $11.3 million related to prior years.
Significant information relating to the Company’s reportable operating segments as at and for the year ended December 31, 2016 is summarized as follows:

		December 31, 2016(1)(2)(3)
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Mineral interests and plant and equipment	$785,888	$451,551	$482,685	$836,829	$2,556,953
Goodwill	—	57,468	—	54,617	$112,085
Total assets(4)	963,824	611,344	547,153	948,932	$3,071,253
Total liabilities(4)(5)	$(27,225)	$71,490	$319,432	$135,402	$499,099

		Year Ended December 31, 2016(1)(2)(3)
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Revenues	$355,812	$244,397	$47,174	$137,120	$784,503
Production costs	128,552	115,229	25,118	63,822	$332,721
Royalties	18,741	—	—	4,172	$22,913
Depreciation and depletion	53,204	27,779	10,016	33,745	$124,744
Mine operating earnings	155,315	101,389	12,040	35,381	$304,125
Capital expenditures(3)	$30,077	$35,366	$63,893	$81,772	$211,108

(1)	The Timmins mines were acquired on April 1, 2016 as part of the Lake Shore Gold acquisition. Results of operations are not included prior to April 1, 2016.

(2)	Shahuindo declared commercial production effective May 1, 2016. All pre-operating revenues from production at Shahuindo have been credited against construction capital through April 30, 2016.

(3)	Capital expenditures in the Timmins mines segment includes the acquisition of the 2% net smelter return (“NSR”) royalty related to production at the Bell Creek mine for $13,676.

(4)	Balances presented are before intercompany transaction eliminations not included in segmented disclosure.

(5)	Includes intercompany payables and receivables to reconcile to the total liabilities on the statement of financial position

24.	FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company’s financial instruments consist of cash and cash equivalents, restricted cash, trade and other receivables, other financial assets, accounts payable and accrued liabilities, debt and lease obligations, and are categorized as follows:

•	Cash and cash equivalents, restricted cash, trade and other receivables, and other financial assets are classified as loans and receivables and are measured at amortized cost;

•	Trade and other receivables, which are subject to provisional pricing adjustments, investments and currency swaps are measured at FVTPL; and

•	Accounts payable and accrued liabilities, debt and lease obligations are classified as other financial liabilities.
Fair value (“FV”) estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 through 3 based upon the degree to which the inputs used in the fair value measurement are observable.
Level 1 – inputs to the valuation methodology are quoted (adjusted) for identical assets or liabilities in active markets.

Consolidated Financial Statements 35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Level 2 – inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.
At December 31, 2017 and 2016, the levels in the FV hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the statement of financial position at fair value are categorized as follows:

	December 31, 2017			December 31, 2016
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Investments(1)	$320	$—	$—	$39	$—	$—
Provisionally priced trade receivables	—	—		—	18,997
Total	$320	$—	$—	$39	$18,997	$—

(1)	Investments are included in other current assets.
The carrying value of cash and cash equivalents, restricted cash, accounts payable and accrued liabilities, debt and lease obligations approximate their fair value given the short term to maturity.
There were no transfers between Level 1 and Level 2 during the year ended December 31, 2017.

25.	FINANCIAL RISK MANAGEMENT
The Company has exposure to certain risks resulting from its use of financial instruments. These risks include credit risk, liquidity risk and market risk.

a)	Credit Risk
Credit risk is the risk that the counterparty to a financial instrument will cause a loss for the Company by failing to meet its obligations. Credit risk for the Company is primarily related to trade and other receivables, sales tax receivable and cash and cash equivalents.
The Company manages the credit risk associated with trade and other receivables by selling to organizations with strong credit ratings and/or by requiring substantial provisional pricing at the date of shipping its products. The history of defaults by these organizations to other entities has been negligible and the Company considers its risk in trade receivables to be negligible as well.
Receivables other than trade receivables are primarily sales tax receivables from the governments of Guatemala, Peru and Canada. The Company has a history of consistent collection of the sale tax receivable and therefore considers its risk to be negligible.
The Company manages the credit risk associated with cash and cash equivalents by investing these funds with highly rated financial institutions, and as such, the Company deems the credit risk on cash and cash equivalents to be low.

b)	Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. To further mitigate this risk, the Company has the Revolving Facility in place in the amount of $300 million (note 12c).
The Company’s significant undiscounted commitments at December 31, 2017 are as follows:

36Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

				December 31, 2017	December 31, 2016
	1 year	2-5 years	5+ years	Total	Total
Accounts payable and accrued liabilities	$110,084	$—	$—	$110,084	$129,170
Debt	35,000	—	—	35,000	35,000
Income tax payable	2,277	—	—	2,277	10,733
Lease and contractual agreements	23,087	3,261	210	26,558	15,946
Commitments(1)	70,513	418	—	70,931	123,481
Other non-current liabilities	2,780	2,779	—	5,559	24,917
Reclamation provision	717	19,261	73,360	93,338	99,273
	$244,458	$25,719	$73,570	$343,747	$438,520

(1)	Commitments to purchase equipment, services, materials and supplies.
During the year ended December 31, 2017, the Company generated cash flows from operating activities, one of the Company’s main sources of liquidity, of $243,053 (year ended December 31, 2016: $249,454). The Company held cash and cash equivalents of $125,665 and had working capital of $143.245 (December 31, 2016: $163,368 and $209,006 in cash and cash equivalents and working capital, respectively). The Company defines working capital as current assets less current liabilities.
The Company determined that the working capital, combined with future cash flows from operations and the available Revolving Facility are sufficient to support the Company’s commitments and deems liquidity risk to be minimal.

c)	Market Risk
The market risk of the Company is composed of three main risks: foreign exchange risk, interest rate risk, and price risk.

i.	Foreign Exchange Risk
The Company is exposed to foreign exchange or currency risk on balances that are denominated in a currency other than the USD. These include cash and cash equivalents, sales tax receivable, accounts payable and accrued liabilities and taxes payable.
To minimize currency risk, substantially all of the Company’s cash is denominated in USD and is kept in highly liquid instruments such as commercial paper and time deposits.
Cash and cash equivalents held in foreign currencies, denominated in USD, are as follows:

	December 31, 2017	December 31, 2016
Guatemalan quetzal	$1,011	$564
Peruvian sol	4,232	3,579
Canadian dollar	1,971	20,386
Other	—	82
	$7,214	$24,611
Exchange rate fluctuations may also affect the costs that the Company incurs in its operations. The Company’s goods and services are contracted in USD, CAD, Guatemalan quetzals and Peruvian soles. The appreciation of these currencies against the USD can increase the production costs the Company incurs while the depreciation of these currencies against the USD can decrease the production costs the Company incurs.
In addition, the Company is exposed to currency risk through non-monetary assets and liabilities of subsidiaries whose taxable profit or tax loss are denominated in foreign currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense. At December 31, 2017, the Company had $230,184 of deferred income tax liabilities, which arose primarily from the acquisitions of Rio Alto in 2015 and Lake Shore Gold in 2016. Based on the Company’s

Consolidated Financial Statements 37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

foreign exchange exposure on deferred tax liabilities at December 31, 2017, a 10% appreciation or depreciation in foreign exchange rates against the USD would have resulted in an approximate $16,395 non-cash increase or decrease in the Company’s earnings.
The Company recognized a foreign exchange loss of $2,441 for the year ended December 31, 2017 (year ended December 31, 2016: $435). Based on the Company’s net exposure at December 31, 2017, a 10% appreciation or depreciation in foreign exchange rates against the USD would have resulted in an approximate $6,728 increase or decrease in the Company’s earnings.
At December 31, 2017, the Company has determined the exposure to currency risk to be at an acceptable level.

ii.	Interest Rate Risk
Interest rate risk is the risk that the Company’s future cash flows and fair values will fluctuate as a result of changes in market interest rates. At December 31, 2017, the Company’s interest- bearing financial instruments are related to cash equivalents, the Facility, the Revolving Facility and finance leases. The weighted average interest rate paid by the Company during the year ended December 31, 2017 related to debt facilities was 3.50% (year ended December 31, 2016: 2.95%). No amounts were drawn on the Revolving Facility and therefore only standby fees were applicable for the year ended December 31, 2017 (note 12c).
At December 31, 2017, the Company has determined the interest rate risk to be low and that a 10% increase or decrease in market interest rates would result in a nominal increase or decrease to the Company’s earnings.

iii.	Price Risk
Price risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices.
The Company has determined that price risk due to fluctuations in metals prices is at an acceptable level and has not entered into any hedging contracts.
The costs associated with production, development, construction and exploration activities of the Company are also subject to price risk as it relates to certain consumables including diesel fuel and power. The Company deems its exposure to price risk related to fuel prices to be at an acceptable level has not entered into any hedging contracts.
At December 31, 2017, the Company has determined exposure to price risk to be at an acceptable level.

26.	CAPITAL MANAGEMENT
The Company’s strategy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position.
The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the Facility and finance leases.

	Notes	December 31, 2017	December 31, 2016
Shareholders’ equity		$2,624,888	$2,572,154
Debt	12	35,000	35,000
Lease obligations	13	7,754	15,946
		2,667,642	2,623,100
Cash and cash equivalents	7	(125,665)	(163,368)
Restricted cash		(5,124)	(4,672)
		$2,536,853	$2,455,060
The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2016.

38Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

27.	CONTINGENCIES
Due to the complexity and nature of the Company’s operations, various legal, tax, and regulatory matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.
On July 7, 2017, the Company learned that three purported class action lawsuits were filed against Tahoe, and certain of its current and former officers and directors under Section 10(b) and Section 20(a) of the US Securities Exchange Act of 1934, as amended (the "US Exchange Act"), and Rule 10b-5, thereunder.  The lawsuits were filed in three different federal courts and all generally allege that the Company made untrue statements of material facts or omitted to state material facts or engaged in acts that operated as a fraud upon the purchasers of the Company's stock. The lawsuits were filed following the issuance of the provisional decision by the Guatemalan Supreme Court to suspend the mining license at Escobal. The suits allege compensatory damages, interest, fees and costs. The Company expects the cases to be transferred to one court so that they can be consolidated and a lead plaintiff can be appointed to represent the purported class members. The Company is disputing the allegations raised and will vigorously defend the lawsuits, the outcome of which is not determinable at this time.

28.	RELATED PARTIES

a)	Related party transactions
During the year ended December 31, 2017, the Company’s related parties included its subsidiaries, key management personnel and Directors.

b)	Key management personnel compensation
Key management includes those personnel having the authority and responsibility for planning, directing, and controlling the Company. In addition to their salaries, key management personnel, including the Board of Directors, Officers and senior management, receive bonuses and also participate in the Company’s Share Plan (note 18).
Key management personnel compensation included in corporate and general administrative expenses is as follows:

	Years Ended
	December 31,
	2017	2016
Short-term employee benefits(1)	$8,804	$8,870
Share-based payments	5,163	5,948
	$13,967	$14,818

(1)	Short-term employee benefits include salaries, bonuses and other annual employee benefits paid during the year.

29.	SUBSEQUENT EVENTS
On February 20, 2018, the Company announced the closing of its revised revolving credit facility with its bank syndicate. The Company now has access to a $175 million revolving credit facility which includes a $25 million accordion feature, for total access of $200 million in capital. The revised facility matures on July 19, 2021. This facility is structured on the strength of Tahoe’s gold business alone, and access to the facility does not rely on the operation of Escobal.   Scotiabank and HSBC are the co-leads for the facility, with Scotiabank acting as the administrative agent. The facility bears interest on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25%, which is determined based upon the Company's consolidated net leverage ratio. Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.5063% and 0.7313%.

On February 20, 2018 the $35.0 million credit facility was repaid using cash from operations as a condition of closing the Second Amended and Restated Credit Facility.

Consolidated Financial Statements 39